Exhibit 1.2




                        TRUST DECLARATION



TO ALL WHOM THESE PRESENTS SHALL COME, KARSTEN BEHRENS, a lawyer carrying on business and residing in Munich, Germany (hereinafter called the "Trustee") hereby declares:

WHEREAS the Trustee holds an aggregate of five million (5,000,000) common shares of Rival Technologies Inc. (a company trading in the United States, OTCBB) of series Regulation S (Berlin Stock Exchange: WKN# AOERP4) in the name of the Trustee (herein referred to as "Shares").

AND WHEREAS the Trustee hereby acknowledges that the right, title and interest of the Trustee in the Shares are held in the name of the Trustee for the sole purpose of temporary convenience and are held IN TRUST for Rival Technologies Inc. (the "Beneficiary").

THE TRUSTEE DOES HEREBY DECLARE that he holds and stands possessed or will hold and stand possessed of the Shares and all benefits derived therefrom, and all dividends and advantages accruing thereon and shall take the profits thereof and the proceeds of sale in the event that any of the Shares are or any interest therein is sold or disposed of UPON TRUST for the Beneficiary and its legal representatives.

THE TRUSTEE HEREBY AGREES that he will transfer, sell or otherwise deal with the Shares only in accordance with the written instructions of the Beneficiary.

THE TRUSTEE is granted a trustee fee of 3% of the selling value of the Shares, due and payable only as the Shares are sold in whole or in part. The trustee fee will not be paid on any portion of the Shares remaining unsold and returned to the Beneficiary at their request.

IN WITNESS WHEREOF, the Trustee, KARSTEN BEHRENS, does hereby execute this Trust Declaration as of this 14th day of September, 2005 in the City of Vevey, Switzerland.


Agreed to by:                              Acknowledged by:


/s/Karsten Behrens                         /s/ Robin J. Harvey
______________________________             ______________________________
KARSTEN BEHRENS                            ROBIN J. HARVEY